Huntington Ingalls Industries, Inc.

4101 Washington Avenue

Newport News, VA 23607

May 11, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Re:	Huntington Ingalls Industries, Inc. (the “Company”) Registration Statement on Form S-4

Registration No. 333-264833. Ladies and Gentlemen:

This letter is sent on behalf of Huntington Ingalls Industries, Inc. (the “Company”) in connection with a Registration Statement on Form S-4 filed by the Company and the guarantor registrants named therein (the “Guarantors” and, together with the Company, the “Registrants”) with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on May 10, 2022 (such Registration Statement as amended or supplemented, the “Registration Statement”) relating to the Company’s proposed issuance and exchange (the “Exchange Offer”) of up to $600,000,000 aggregate principal amount of new 2.043% Senior Notes due 2028 (the “New 2028 Notes”) and $400,000,000 aggregate principal amount of new 0.670% Senior Notes due 2023 (the “New 2023 Notes” and, together with the New 2028 Notes, the “New Notes”) for a like principal amount of the Company’s outstanding 2.043% Senior Notes due 2028 (the “Old 2028 Notes”) and 0.670% Senior Notes due 2023 (the “Old 2023 Notes” and, together with the Old 2028 Notes, the “Old Notes”). The Old Notes are, and the New Notes will be, fully and unconditionally guaranteed by the Guarantors.

The Registrants confirm to the staff (the “Staff”) of the Division of Corporation Finance of the Commission that the Registrants are registering the Exchange Offer pursuant to the Registration Statement in reliance on the Staff’s position enunciated in the Exxon Capital Holdings Corporation Commission no-action letter (available May 13, 1988), the Morgan Stanley & Co. Incorporated Commission no-action letter (available June 5, 1991), the Mary Kay Cosmetics, Inc. Commission no-action letter (available June 5, 1991) and the Shearman & Sterling Commission no-action letter (available July 2, 1993).

In connection with the Exchange Offer, the Registrants represent to the Staff that:

(i)

The Registrants have not entered into any arrangement or understanding with any person that will receive New Notes in the Exchange Offer to distribute such New Notes following completion of the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

(ii)

The Registrants will disclose to each person participating in the Exchange Offer (through the Exchange Offer prospectus and letter of transmittal) that if such participant acquires the New Notes in the Exchange Offer with the intention of participating in any manner in a distribution of them, such participant:

(a)	may not rely on the Staff’s interpretive position expressed in the Exxon Capital line of Commission no-action letters and interpretive letters of the Staff of similar effect; and

(b)

in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in order to resell the New Notes and be identified as an underwriter in the prospectus.

(iii)

The Registrants will include in the transmittal letter (a) an acknowledgment to be executed by each person participating in the Exchange Offer that such participant does not have an arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the New Notes in violation of the Securities Act and (b) an acknowledgement to be executed by each person that is a broker-dealer receiving New Notes in exchange for Old Notes that it acquired those Old Notes for its own account as a result of market-making activities or other trading activities and that such participant will satisfy any prospectus delivery requirements in connection with any resale of New Notes received pursuant to the Exchange Offer; however, by so acknowledging that it will deliver, and by delivering any prospectus, such participating broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

Please do not hesitate to contact Boris Dolgonos of Gibson, Dunn & Crutcher LLP at (212) 351-4046 or the undersigned at (757) 534-2727 with any questions or comments concerning this letter.

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Sincerely,

HUNTINGTON INGALLS INDUSTRIES, INC

By:	/s/ Charles R. Monroe, Jr.
	Name:	Charles R. Monroe, Jr.
	Title:	Corporate Vice President, Associate General Counsel and Secretary

cc:	Boris Dolgonos

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166